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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

        (Amendment No.        )*

IMAGEX, INC.
(Name of Subject Company (Issuer))

KINKO'S WASHINGTON, INC.
KINKO'S INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title of Class of Securities)

45244D 10 2
(CUSIP Number)

Frederic C. Liskow
General Counsel
Kinko's, Inc.
13155 Noel Road
Suite 1600
Dallas, Texas 75240
(214) 550-7031
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Don J. McDermett, Jr.
Baker Botts L.L.P.
2001 Ross Avenue, Suite 700
Dallas, Texas 75201
(214) 953-6500

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$16,289,350	$3,258

*
For purposes of calculating amount of filing fee only. This amount assumes (i) the purchase of all outstanding shares of common stock, par value $.01 per share ("Common Stock"), of ImageX, Inc. (31,211,967 shares at February 28, 2003) at a purchase price of $.512 per share and (ii) the payment of cash in the amount of $.512 in respect of outstanding options to purchase shares of Common Stock with a per share exercise price that is less than $.512 (1,045,645 shares at February 28, 2003) less the aggregate exercise price for all such options of $226,548.

**
The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Kinko's Washington, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Kinko's, Inc., a Delaware corporation ("Kinko's"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ImageX, Inc., a Washington corporation ("ImageX"), at a purchase price of $.512 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Purchaser and Kinko's.

        All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10. Financial Statements.

        Not applicable.

ITEM 11. Additional Information.

  (b)
  Other Material Information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(1)(B) is incorporated herein by reference.

ITEM 12. Materials to be Filed as Exhibits.

(a)(1)(A)	—	Offer to Purchase dated March 13, 2003
(a)(1)(B)	—	Letter of Transmittal
(a)(1)(C)	—	Notice of Guaranteed Delivery
(a)(1)(D)	—	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	—	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees
(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	—	Summary Advertisement
(a)(1)(H)	—	Joint Press Release issued on March 3, 2003 (incorported herein by reference to the Tender Offer Statement on Schedule TO, dated March 4, 2003, of Kinko's and the Purchaser)
(b)(1)	—
Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent

(b)(2)	—
First Amendment, dated as of December 22, 2000, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent
(b)(3)	—
Second Amendment, dated as of October 16, 2002, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, JPMorgan Chase Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent
(d)(1)	—	Agreement and Plan of Merger, dated as of March 3, 2003, among Kinko's, Inc., Kinko's Washington, Inc. and ImageX, Inc.
(d)(2)	—
Form of Tender and Voting Agreement dated as of March 3, 2003 by and among Kinko's, Inc., Kinko's Washington, Inc. and each of Acorn Ventures Ix, LLC, Acorn Ventures, Inc., Alta California Partners II, L.P., Alta Embarcadero Partners II, LLC, Richard Begert, Jose David, Garrett Gruener, Elwood Howse, Jr., Internet Ventures, L.L.C., Cory Klatt, Gary Madson, Mariam Naini, Richard R. Sonstelie, Bernee Strom and F. Joseph Verschueren
(g)	—	None
(h)	—	None

ITEM 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2003

KINKO'S WASHINGTON, INC.
By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President
KINKO'S, INC.
By:	/s/ GARY M. KUSIN Name: Gary M. Kusin Title: President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit No.		Document
(a)(1)(A)	—	Offer to Purchase dated March 13, 2003
(a)(1)(B)	—	Letter of Transmittal
(a)(1)(C)	—	Notice of Guaranteed Delivery
(a)(1)(D)	—	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	—	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees
(a)(1)(F)	—	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(G)	—	Summary Advertisement
(a)(1)(H)	—	Joint Press Release issued on March 3, 2003 (incorported herein by reference to the Tender Offer Statement on Schedule TO, dated March 4, 2003, of Kinko's and the Purchaser)
(b)(1)	—
Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent
(b)(2)	—
First Amendment, dated as of December 22, 2000, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, The Chase Manhattan Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent
(b)(3)	—
Second Amendment, dated as of October 16, 2002, to the Credit Agreement, dated as of April 5, 2000 among Kinko's, Inc., the Subsidiary Borrowers (as defined therein), the several banks and other financial institutions from time parties thereto, JPMorgan Chase Bank, a New York Banking corporation as administrative agent for the lenders, Bank of America, N.A., as syndication agent and Goldman Sachs Credit Partners L.P., as documentation agent
(d)(1)	—	Agreement and Plan of Merger, dated as of March 3, 2003, among Kinko's, Inc., Kinko's Washington, Inc. and ImageX, Inc.
(d)(2)	—
Form of Tender and Voting Agreement dated as of March 3, 2003 by and among Kinko's, Inc., Kinko's Washington, Inc. and each of Acorn Ventures Ix, LLC, Acorn Ventures, Inc., Alta California Partners II, L.P., Alta Embarcadero Partners II, LLC, Richard Begert, Jose David, Garrett Gruener, Elwood Howse, Jr., Internet Ventures, L.L.C., Cory Klatt, Gary Madson, Mariam Naini, Richard R. Sonstelie, Bernee Strom and F. Joseph Verschueren

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INDEX OF EXHIBITS